SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2006

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: April 12, 2006.

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
AT AND AS OF DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005		4th Quarter 2004
REF
S	Concepts	Amount	%	Amount	%

		Audited
1	TOTAL ASSETS	50,658,153	100%	39,420,869	100%
2	CURRENT ASSETS	43,266,021	85%	32,240,425	82%
3	CASH AND SHORT-TERM INVESTMENTS	19,876,715	39%	13,820,267	35%
4	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,466,408	31%	11,674,604	30%
5	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,153,380	4%	1,527,356	4%
6	INVENTORIES	4,264,164	8%	3,820,372	10%
7	OTHER CURRENT ASSETS	1,505,354	3%	1,397,826	4%
8	LONG-TERM	1,057,865	2%	948,296	2%
9	ACCOUNTS AND NOTES RECEIVABLE (NET)	—	0%	—	0%
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,057,865	2%	948,296	2%
11	OTHER INVESTMENTS	—		—
12	PROPERTY, PLANT AND EQUIPMENT	5,481,803	11%	5,422,697	14%
13	LAND AND BUILDINGS	3,446,847	7%	3,378,819	9%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	315,695	1%	380,701	1%
15	OTHER EQUIPMENT	5,786,122	11%	5,540,179	14%
16	ACCUMULATED DEPRECIATION	(4,066,861)	(8)%	(3,877,002)	(10)%
17	CONSTRUCTION IN PROGRESS		0%		0%
18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	785,854	2%	785,854	2%
19	OTHER ASSETS	66,610	0%	23,597	0%
20	TOTAL LIABILITIES	41,017,120	100%	31,260,427	100%
21	CURRENT LIABILITIES	34,834,653	85%	25,010,490	80%
22	SUPPLIERS	4,553,547	11%	4,568,074	15%
23	BANK LOANS	—	0%	—	0%
24	STOCK MARKET LOANS	1,148,905	3%	1,050,503	3%
25	TAXES PAYABLE	89,751	0%	116,153	0%
26	OTHER CURRENT LIABILITIES	29,042,450	71%	19,275,760	62%
27	LONG-TERM LIABILITIES	4,515,714	11%	4,532,555	14%
28	BANK LOANS	1,915,714	5%	1,845,904	6%
29	STOCK MARKET LOANS	2,600,000	6%	2,686,651	9%
30	OTHER LOANS	—	0%	—	0%
31	DEFERRED LIABILITIES	533,855	1%	406,677	1%
32	OTHER NOT CURRENT LIABILITIES	1,132,898	3%	1,310,705	4%
33	CONSOLIDATED STOCKHOLDERS’ EQUITY	9,641,033	100%	8,160,442	100%
34	MINORITY INTEREST		0%	—	0%
35	MAJORITY INTEREST	9,641,033	100%	8,160,442	100%
36	CONTRIBUTED CAPITAL	1,692,291	18%	2,094,620	26%
79	CAPITAL STOCK	740,861	8%	752,118	9%
39	PREMIUM ON ISSUANCE OF SHARES	951,430	10%	1,342,502	16%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	—	0%	—	0%
41	EARNED CAPITAL	7,948,742	82%	6,065,822	74%
42	RETAINED EARNINGS AND CAPITAL RESERVES	13,930,365	144%	11,224,784	138%
44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,214,135)	(54)%	(4,814,637)	(59)%
80	SHARED REPURCHASED	(767,488)	(8)%	(344,325)	(4)%

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005		4th Quarter 2004
REF
S	Concepts	Amount	%	Amount	%

		Audited
3	CASH AND SHORT-TERM INVESTMENTS	19,876,715	100%	13,820,267	100%
46	CASH	2,925,878	15%	1,729,747	13%
47	SHORT-TERM INVESTMENTS	16,950,837	85%	12,090,520	87%
7	OTHER CURRENT ASSETS	1,505,354	100%	1,397,826	100%
81	DERIVATE FINANCIAL INSTRUMENTS	405,067	27%	599,858	43%
82	DISCONTINUED OPERATIONS	—	0%	—	0%
83	OTHERS	1,100,287	73%	797,968	57%
18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	785,854	100%	785,854	100%
48	DEFERRED EXPENSES (NET)	—	0%	—	0%
49	GOODWILL	785,854	100%	785,854	100%
51	OTHER	—	0%	—	0%
19	ASSETS	66,610	100%	23,597	100%
84	INTANGIBLE ASSET FORM LABOR OBLIGATIONS	—	0%	—	0%
85	DERIVATE FINANCIAL INSTRUMENTS	—	0%	—	0%
50	DEFERRED TAXES	—	0%	—	0%
86	DISCONTINUED OPERATIONS	—	0%	—	0%
87	OTHERS	66,610	100%	23,597	100%
21	CURRENT LIABILITIES	34,834,653	100%	25,010,490	100%
52	FOREIGN CURRENCY LIABILITIES	619,099	2%	373,093	1%
53	MEXICAN PESOS LIABILITIES	34,215,554	98%	24,637,397	99%
26	OTHER CURRENT LIABILITIES	738,830	100%	516,300	100%
88	DERIVATE FINANCIAL INSTRUMENTS	—	0%	—	0%
89	INTEREST LIABILITIES	—	0%	—	0%
68	PROVISIONS	738,830	100%	516,300	100%
90	DISCONTINUED OPERATIONS	—	0%	—	0%
58	OTHER CURRENT LIABILITIES	28,303,620	3831%	18,759,460	3633%
27	LONG-TERM LIABILITIES	4,515,714	100%	4,532,555	100%
59	FOREIGN CURRENCY LIABILITIES	—	0%	—	0%
60	MEXICAN PESOS LIABILITIES	4,515,714	100%	4,532,555	100%
31	DEFERRED LIABILITIES	533,855	100%	406,677	100%
65	NEGATIVE GOODWILL	—	0%	—	0%
67	OTHER	533,855	100%	406,677	0%
32	OTHER NOT CURRENT LIABILITIES	1,132,898	100%	1,310,705	100%
66	DEFERRED TAXES	890,798	79%	1,157,102	88%
91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	144,333	13%	93,857	7%
92	DISCONTINUED OPERATIONS	—	0%	—	0%
69	OTHER LIABILITIES	97,767	9%	59,746	5%
79	CAPITAL STOCK	740,861	100%	752,118	100%
37	CAPITAL STOCK (NOMINAL)	544,630	74%	564,274	75%
38	RESTATEMENT OF CAPITAL STOCK	196,231	26%	187,844	25%

MEXICAN STOCK EXCHANGE
SIFIC/ ICS
STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005		4th Quarter 2004
REF
S	Concepts	Amount	%	Amount	%

		Audited
42	RETAINED EARNINGS AND CAPITAL RESERVES	13,930,365	100%	11,224,784	100%
93	LEGAL RESERVE	115,727	1%	115,727	1%
43	RESERVE FOR PURCHASING SHARES	882,859	6%	882,859	8%
94	OTHER RESERVES	—	0%	—	0%
95	RETAINED EARNINGS	9,954,694	71%	8,293,215	74%
45	NET INCOME FOR THE YEAR	2,977,085	21%	1,932,983	17%
44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,214,135)	100%	(4,814,637)	100%
70	ACCUMULATED MONETARY RESULT	—	0%		0%
71	RESULT FORM HOLDING NON-MONETARY ASSETS	(5,298,586)	103%	(4,964,676)	105%
96	CUMULATIVE RESULT FROM FOREING CURRENCY TRANSLATION	50,067	(1)%	73,690	(2)%
97	CUMULATIVE RESULT FROM DERIVATE FINANCIAL INSTRUMENTS	34,384	(1)%	76,349	(2)%
98	DEFERRED TAXES	—	0%	—	0%
99	LABOR OBLIGATION ADJUSTMENT	—	0%	—	0%
100	OTHER	—	0%	—	0%

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005 GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005	4th Quarter 2004
REF
S	Concepts	Amount	Amount

		Audited
72	WORKING CAPITAL	8,431,368	7,229,935
73	PENSION AND SENIORITY PREMIUMS	144,333	93,857
74	EXECUTIVES(*)	210	164
75	EMPLOYEES(*)	38,107	27,957
76	WORKERS(*)	—	—
77	OUTSTANDING SHARES(*)	236,302,368	244,825,390
78	REPURCHASED SHARES(*)	9,237,400	5,053,818
101	RESTRICTED CASH	3,968,208	1,935,387
102	NOT DEBT OF NON CONSOLIDATED COMPANIES	—	—

(*)	These concepts are stated in units

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005		4th Quarter 2004
REF
R	Concepts	Amount	%	Amount	%

		Audited
1	NET SALES	31,809,800	100%	27,072,708	100%
2	COST OF GOODS SOLD	17,033,535	54%	15,184,525	56%
3	GROSS PROFIT	14,776,265	46%	11,888,183	44%
4	OPERATING EXPENSES	10,950,356	34%	8,883,165	33%
5	OPERATING INCOME	3,825,909	12%	3,005,018	11%
6	COMPREHENSIVE FINANCING RESULT	302,994	1%	446,693	2%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	3,522,915	11%	2,558,325	9%
8	OTHER EXPENSE AND INCOME (NET)	(17,039)	0%	(647,576)	(2)%
44	SPECIAL ITEMS
9	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	3,539,954	11%	3,205,901	12%
10	PROVISION FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	935,051	3%	624,059	2%
11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	2,604,903	8%	2,581,842	10%
12	EQUITY NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	372,182	1%	100,158	0%
13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,977,085	9%	2,682,000	10%
14	INCOME FROM DISCONTINUED OPERATIONS				0%
	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,977,085	9%	2,682,000	10%
16	EXTRAORDINARY ITEMS — NET EXPENSE (INCOME)			749,017
17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE NET
18	NET CONSOLIDATED INCOME	2,977,085	9%	1,932,983	7%
19	NET INCOME OF MINORITY STOCKHOLDERS	—	0%	—	0%
20	NET INCOME OF MAJORITY STOCKHOLDERS	2,977,085	9%	1,932,983	7%

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005		4th Quarter 2004
REF
R	Concepts	Amount	%	Amount	%

		Audited
1	NET SALES	31,809,800	100%	27,072,708	100%
21	DOMESTIC	28,909,503	91%	24,768,920	91%
22	FOREIGN	2,900,297	9%	2,303,788	9%
23	TRANSLATED INTO DOLLARS(***)	273,355	1%	206,618	1%
6	INTEGRAL FINANCING COST	302,994	100%	446,693	100%
24	INTEREST EXPENSE	809,418	267%	808,890	181%
42	GAIN (LOSS) ON RESTATEMENT FOR UDI’S	—	0%	—	0%
45	OTHER FINANCE COSTS	—	0%	—	0%
26	INTEREST INCOME	(570,225)	(188)%	(245,871)	(55)%
46	OTHER FINANCIAL PRODUCTS	—	0%	—	0%
25	FOREIGN EXCHANGE LOSS (GAIN)(NET)	166,946	55%	66,440	15%
28	RESULT FORM MONETARY POSITION	(103,145)	(34)%	(182,766)	(41)%
10	PROVISION FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	935,051	100%	624,059	100%
32	INCOME TAX	1,201,355	128%	388,783	62%
33	DEFERRED INCOME TAX	(266,304)	(28)%	229,409	37%
34	EMPLOYEES’ PROFIT SHARING EXPENSES	—	0%	5,867	1%
35	DEFERRED EMPLOYEES’ STATUTORY PROFIT SHARING	—	0%	—	0%

(***) Thousands of U.S. Dollars

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005	4th Quarter 2004
REF
R	Concepts	Amount	Amount

		Audited
36	TOTAL SALES	31,809,800	27,072,708
37	TAX RESULT FOR THE YEAR	4,004,517	1,178,131
38	NET SALES(**)	31,809,800	27,072,708
39	OPERATING INCOME(**)	3,825,909	3,005,018
40	INCOME OF MAJORITY STOCKHOLDERS(**)	2,977,085	1,932,983
41	CONSOLIDATED NET INCOME(**)	2,977,085	1,932,983
47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	1,354,415	1,262,122

(***)	Last Twelve Months Information

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM APRIL 1st TO SEPTEMBER 30, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005		4th Quarter 2004
REF
R	Concepts	Amount	%	Amount	%

		Audited
1	NET SALES	8,913,885	100%	8,290,004	100%
2	COST OF SALES	4,787,825	54%	4,656,739	56%
3	GROSS PROFIT	4,126,060	46%	3,633,265	44%
4	OPERATING EXPENSES	2,879,199	32%	2,718,252	33%
5	OPERATING INCOME	1,246,861	14%	915,013	11%
6	COMPREHENSIVE FINANCING COST	(68,311)	(1)%	(65,671)	(1)%
7	OTHER EXPENSE AND INCOME (NET)	1,315,172	15%	980,684	12%
44	SPECIAL ITEMS	—	0%	—	0%
8	OTHER FINANCIAL OPERATIONS	(372,242)	(4)%	(647,576)	(8)%
9	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	1,687,414	19%	1,628,260	20%
10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	488,162	5%	315,675	4%
11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	1,199,252	13%	1,312,585	16%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	50,313	1%	82,076	1%
13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	1,249,565	14%	1,394,661	17%
14	INCOME FORM DISCONTINUED OPERATIONS				0%
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEM	1,249,565	14%	1,394,661	17%
16	EXTRAORDINARY ITEMS — NET EXPENSE (INCOME)	—	0%	749,017	9%
17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE NET
18	NET CONSOLIDATED INCOME	1,249,565	14%	645,644	8%
19	NET INCOME OF MINORITY INTEREST	(723)	0%	299	0%
20	NET INCOME OF MAJORITY INTEREST	1,250,288	14%	645,345	8%

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005		4th Quarter 2004
REF
R	Concepts	Amount	%	Amount	%

		Audited
1	NET SALES	8,913,885	100%	8,290,004	100%
21	DOMESTIC	8,048,848	90%	7,538,011	91%
22	FOREIGN	865,037	10%	751,993	9%
23	TRANSLATED INTO DOLLARS(***)	84,555	1%	70,256	1%
6	INTEGRAL FINANCING COST	(68,311)	100%	(65,671)	100%
24	INTEREST EXPENSE	249,272	(365)%	130,494	(199)%
42	GAIN (LOSS) ON RESTATEMENT OF UDIS	—	0%	—	0%
45	OTHER FINANCE COSTS	—	0%	—	0%
26	INTEREST INCOME	(308,600)	452%	(155,402)	237%
46	OTHER FINANCIAL PRODUCTS	—	0%		0%
25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	39,935	(58)%	109,249	(166)%
28	RESULT FROM MONETARY POSITION	(48,918)	72%	(150,012)	228%
10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	488,162	100%	315,675	100%
32	INCOME TAX	724,624	148%	142,957	45%
33	DEFERRED INCOME TAX	(254,462)	(52)%	166,852	53%
34	EMPLOYEES’ PROFIT SHARING EXPENSES	—	0%	5,866	2%
35	DEFERRED EMPLOYEES’ PROFIT SHARING	—	0%	—	0%
47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	351,159	72%	463,402	147%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005	4th Quarter 2004
REF
C	Concepts	Amount	Amount

		Audited
1	CONSOLIDATED NET INCOME	2,977,085	1,932,983
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,406,152	2,486,421
3	RESOURCES FROM NET INCOME FOR THE YEAR	5,383,237	4,419,404
4	RESOURCES PROVIDED OR USED IN OPERATION	3,014,750	2,700,577
5	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	8,397,987	7,119,981
6	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(573,752)	1,624,531
7	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(433,423)	(415,232)
8	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(1,007,175)	1,209,299
9	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,334,364)	(2,308,481)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	6,056,448	6,020,799
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	13,820,267	7,799,468
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	19,876,715	13,820,267

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

		4th Quarter 2005	4th Quarter 2004
REF
C	Concepts	Amount	Amount

		Audited
2	+ (-) ITEMS ADDE TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,406,152	2,486,421
13	+ DEPRECIATION AND AMORTIZATION OF THE PERIOD	1,354,415	1,262,122
41	+(-) OTHER ITEMS	1,051,737	1,224,299
4	RESOURCES PROVIDED OR USED IN OPERATION	3,014,750	2,700,577
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(5,272,020)	(6,577,308)
19	(INCREASE) DECREASE IN INVENTORIES	(514,768)	(360,996)
20	(INCREASE) DECREASE IN OTHER ACCOUNTS RECEIVABLE	(1,116,423)	(556,362)
21	INCREASE (DECREASE) IN SUPPLIERS	(14,527)	1,199,391
22	INCREASE (DECREASE) IN OTHER LIABILITIES	9,932,488	8,995,852
6	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(573,752)	1,624,531
23	+ BANK FINANCING	69,810	1,783,416
24	+ STOCK MARKET FINANCING	11,751	(380,229)
25	+ DIVIDEND RECEIVED
26	+ OTHER FINANCING	(652,859)	249,084
27	(-) BANK FINANCING AMORTIZATION	—	—
28	(-) STOCK MARKET FINANCING AMORTIZATION	—	—
29	(-) OTHER FINANCING AMORTIZATION	(2,454)	(27,740)
42	+ (-) OTHER ITEMS	—	—
7	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(433,423)	(415,232)
30	INCREASE (DECREASE) IN CAPITAL STOCK	(11,257)	11,368
31	(-) DIVIDENDS PAID	(271,504)	(262,993)
32	¢ + PREMIUM ON ISSUANCE OF SHARES	(150,662)	(163,607)
33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	—	—
43	OTHER ITEMS	—	—
9	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,334,364)	(2,308,481)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(65,908)	(155,387)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,268,456)	(2,153,094)
36	INCREASE IN CONSTRUCTION IN PROGRESS	—	—
37	SALE OF OTHER PERMANENT INVESTMENTS	—	—
38	SALE OF TANGIBLE FIXED ASSETS	—	—
39	OTHER ITEMS	—	—

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF
P	Concepts	4th Quarter 2005		4th Quarter 2004

		Audited
	YIELD
1	NET INCOME TO NET SALES	9.35%		7.13%
2	NET INCOME TO STOCKHOLDERS’ EQUITY(**)	30.87%		23.68%
3	NET INCOME TO TOTAL ASSETS(**)	5.87%		4.90%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.05%		21.18%
5	RESULT FORM MONETARY POSITION TO NET INCOME	3.46%

	ACTIVITY
6	NET SALES TO TOTAL ASSETS(**)	0.62	times	0.69	times
7	NET SALES TO FIXED ASSETS(**)	5.80	times	4.99	times
8	INVENTORIES TURNOVER(**)	3.99	times	3.97	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	152	days	135	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST(**)	8.70%		7.84%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	80.96%		79.29%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	4.25	times	3.83	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	1.50%		1.19%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	82.37%		83.58%
15	OPERATING INCOME TO INTEREST PAID	4.72	times	3.71	times
16	NET SALES TO TOTAL LIABILITIES(**)	0.77	times	0.87	times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	1.26	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.11	times	1.11	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.05	times	1.01	times
20	CASH TO CURRENT LIABILITIES	57.06%		55.12%

	STATEMENTS OF CHANGES
21	RESOURCES FROM NET INCOME TO NET SALES	16.92%		16.32%
22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	9.47%		9.98%
23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	10.37	times	8.80	times
24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(56.96)%		134.33%
25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	43.03%		(34.33)%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	95.06%		93.26%

(**)	Last twelve months information

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF
D	Concepts	4th Quarter 2005		4th Quarter 2004

		Audited
1	BASIC PROFIT PER ORDINARY SHARE(**)	12.45		8.12
2	BASIC PROFIT PER PREFERRED SHARE(**)	—		—
3	DILUTED PROFIT PER ORDINARY SHARE(**)	—		—
4	CONTINUING OPERATING PROFIT PER COMMON SHARE(**)	12.45		4.98
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PER SHARE(**)	—		—
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE(**)	—		3.14
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	—		—
8	CARRYING VALUE PER SHARE	40.80		33.33
9	CASH DIVIDEND ACCUMULATED PER SHARE	1.11		1.11
10	DIVIDEND IN SHARES PER SHARE	—	shares	—	shares
11	MARKET PRICE TO CARRY VALUE	2.30	times	3.11 time	s
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE(**)	7.55	times	12.74 time	s
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE(**)	—	times	— time	s

(**)	Last twelve months information

GRUPO ELEKTRA, S. A. DE C. V. and SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 and 2004
(Monetary figures expressed in thousands of Mexican pesos ($) with purchasing power as of December 31, 2005, except for figures in foreign currency, exchange rates mentioned in Note 3, payment for telephone equipment
mentioned in Note 8, number of shares in Note 2-o
and price per share mentioned in Note 13)
NOTE 1.     COMPANY ACTIVITY
      Grupo Elektra, S. A. de C. V. (Grupo Elektra) and its subsidiaries (the Company) are mainly engaged in the sale of household and major appliances, household furniture, cellular telephones and personal computers through a chain of 939 stores in Mexico and 85 in El Salvador, Guatemala, Peru and Honduras (LAM). The Company operates four store formats: Elektra, Salinas y Rocha, Bodega de Remates and Elektricity.
      Additionally, the Company offers a series of financial products and services, the most important of which are granting loans for purchases of durable goods, personal loans, receiving deposits and opening savings and investment accounts, as well as performing money transfer services from the United States to Mexico and within Mexico, and performing money transfers from Mexico to Guatemala, Honduras and Peru.
      In April 2002 Grupo Elektra received authorization from Mexico’s Treasury Ministry to operate a Retirement Savings Fund Administrator named Afore Azteca, S. A. de C. V. (AAZ). The fund began operations in July 2003.
      Grupo Elektra received authorization from the Treasury Ministry to incorporate Banco Azteca, SA de C.V., and Multiple Banking Institution (BAZ), which began operations in the last quarter of 2002. As of December 31, 2004, it had established branches in 939 Elektra and Salinas y Rocha stores, and as of the close of December 2005 in approximately 482 other branches in third-party channels.
      On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S.A. and changed its business name to Seguros Azteca, S.A. de C.V. (SAZ). This company offers life, accident and medical insurance to company customers. The purchase did not include any customer portfolio or liabilities. Seguros Azteca began operations February 12, 2004.
      On November 24, 2004, Grupo Elektra received authorization from the Panama Bank Superintendent, through resolution number SB-224-2004. It began operations on March 1, 2005. As of December 31, 2005 it had six branches in Panama.
      Grupo Elektra incorporated Azteca Daños, S. A. on January 11, 2005. As of December 31, 2005 it had not obtained authorization by the Treasury Ministry to begin operations.

      As of December 31, 2005 the principal subsidiaries and associates of Grupo Elektra and are the following:

		Percentage of
Company	Activity	Equity(%)

Elektra del Milenio, S. A. de C. V. (Elektra)	Sale of household appliances, furniture telephones and computers.	100.00
Banco Azteca, S. A. (BAZ)	Banking and credit services	100.00
Seguros Azteca, S. A. (SAZ)	Life, accident and illness insurance and reinsurance operations.	100.00
Afore Azteca, S. A. de C. V. (AAZ)	Administration of Individual Employee Retirement Account resources through mutual funds.	100.00
Salinas and Rocha, S. A. de C. V. (SyR)	Sale of household appliances, furniture telephones and computers.	100.00
Inmuebles Ardoma, S. A. de C. V. and subsidiaries (Ardoma)	Lease of buildings to related parties.	100.00
Comunicaciones Avanzadas, S. A. de C. V. (CASA)	Majority shareholder of Azteca Holdings, S. A. de C. V. (See Note 7)	35.85
      Below is the condensed financial position of BAZ, SAZ and AAZ at December 31, 2005 and 2004, and the results of their operations for the years then ended, audited by independent accountants and prepared under criteria set forth by Mexico’s National Banking and Securities Commission (the Commission):
      Statement of financial position of Banco Azteca:

	2005	2004

Assets:
Cash and marketable securities(*)	$14,291,000	$10,074,000
Loan portfolio, net	14,893,000	11,046,000
Other accounts receivable	1,518,000	733,000
Furniture and equipment, net	957,000	1,039,000
Other assets	1,302,000	608,000

	$32,961,000	$23,500,000

Liabilities and shareholders’ equity:
Demand and term deposits	$27,106,000	$19,003,000
Money market		334,000
Repurchase agreements	4,000	4,000
Other liabilities	3,197,000	2,614,000
Shareholders’ equity	2,654,000	1,545,000

	$32,961,000	$23,500,000

(*)	As of December 31, 2005 and 2004, within cash are included restricted funds of $1,370,000 and $610,000, respectively, corresponding to maintenance of funds for monetary regulation in accordance with provisions set forth by the Banco de Mexico. These funds generate interest at 8.29% and 8.75% annually, respectively.

      Statement of income:

	2005	2004

Total income from operations	$8,473,000	$5,443,000
Promotion and administrative expenses	(7,638,000)	(4,861,000)

Operating income	835,000	582,000
Income tax and workers’ profit-sharing of associated companies	(277,000)	(204,000)

Income, net	$558,000	$378,000

      The Company, through its subsidiary Banco Azteca, S. A. provides services such as bankruptcy administration and orders, investments, custody and guarantees, whose balances as of December 31, 2005 and 2004 were $7,197,516 and $5,522,000, respectively.
      Statement of financial position of Seguros Azteca:

	2005	2004

Assets:
Cash and marketable securities	$619,339	$221,545
Other accounts receivable	35,468	54,146
Furniture and equipment, net	75,922
Other assets	9,821	3,466

	$740,550	$279,157

Liabilities and shareholders’ equity:
Other liabilities	$550,588	$226,820
Shareholders’ equity	189,962	52,337

	$740,550	$279,157

Statement of income:
Accrued withholding premiums	$729,906	$177,246
Net cost of acquisition	(484,300)	(132,251)

Technical income	245,606	44,995
Total operating costs	(95,940)	(35,648)
Comprehensive cost of financing	40,791	3,500
Income tax	(52,832)	(3,235)

Net income	$137,625	$9,612

      Statement of financial position of Afore Azteca:

	2005	2004

Assets:
Cash and marketable securities	$165,456	$111,156
Other accounts receivable	11,797	353
Furniture and equipment, net	3,111	2,500
Other assets	13,760	17,502

	$194,124	$131,511

Liabilities and shareholders’ equity:
Other liabilities	$60,263	$24,434
Shareholders’ equity	133,861	107,077

	$194,124	$131,511

      Statement of income:

Total income	$191,915	$105,009
Total expenses	(165,131)	(95,123)

Total income	$26,784	$9,886

      The subsidiary Afore Azteca, S. A. de C. V., administers individual employee retirement accounts through Specialized Retirement Mutual Funds called Siefore Azteca, S. A. de C. V. and Siefore Azteca Basica 1, S. A. de C. V. The amount of these resources as of December 31, 2005 and 2004 is $8,794,275 and $2,641,363, respectively.
      Below are details of all shares in circulation of the mutual fund administered by the AFORE:

		Number of
		Shares in	Valuation	Total
	Board Key	Circulation	Price	Amount

Mutual fund debt real rate:
Company holding position	AZTBAS2	69,010	1.265925	$87,361
Third-party holdings	AZTBAS2	1	1.265925	1
Employee holdings	AZTBAS2	5,474,017	1.265925	6,929,695
Company holding position	AZTBAS1	49,726	1.269501	63,127
Third-party holdings	AZTBAS1	1	1.269501	1
Employees holdings	AZTBAS1	1,350,208	1.269501	1,714,090
Sum of the Funds:
Third-party holdings				2
AFORE holding position				150,488
Employee holdings				8,643,785

Fund Total				$8,794,275

      On November 11, 2004, Grupo Elektra requested registration of its shares on the LATIBEX market in Spain and began quoting its shares on November 16, 2004 under the code XEKT. LATIBEX is the only international market dedicated to Latin American capital in Euros and is regulated by Spain’s stock market laws. This market represents the ideal way to efficiently attract European investment in Latin American companies as well as to permit investors from that region to acquire and sell principal Latin American companies through the only market that operates a contracting and sales system in one currency, the Euro.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      The financial statements of Banco Azteca, Banco Azteca Panama, Afore Azteca and Seguros Azteca included in the consolidated financial statements were originally prepared in accordance with accounting criteria established by regulatory commissions and have been adjusted in those cases where they differ from Mexican Generally Accepted Accounting Principles for the preparation of these consolidated financial statements.
      Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:
      a. Recognition of the effects of inflation
      The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of December 31, 2005, in accordance with the following policies.
      • Inventory and cost of sales are restated by using the replacement cost method.
      • Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).
      • The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of the last year.
      • The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the deficit in the restatement of capital.
      • The INPC used to recognize the effects of inflation on the financial statements was 116.301 and 112.550 as of December 31, 2005 and 2004, respectively.
      b. Bases for consolidation
      The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.
      c. Investments in securities
      The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.
      According to Mexican GAAP, marketable securities and other contracts that give rise to a financial asset or liability must be recognized according to the substance of the contract, using three classifications: a) acquired for business purposes, b) available for sale and c) held to maturity.
      Negotiable securities are expressed at their net realization value, taking as a basis a reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of valuation in comprehensive cost of financing.
      Instruments available for sale are expressed at their net realization value, taking as a basis reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of the valuation as part of comprehensive profit until the securities are disposed of. On that date gains or losses generated are recognized within the comprehensive cost of financing.

	2005	2004

Negotiable securities	$11,792,632	$10,039,520
Securities held for sale	724,000
Securities held to maturity	4,434,205	2,051,000

Total	$16,950,837	$12,090,520

      91 day rates are repriced at the end of this term. Trustee certificates were placed at a discount.
      The result from purchase and sale of securities and financial instruments for 2005 and 2004 were $52,000 and $14,000, respectively.
      As of December 31, 2005 and 2004, other investments in securities of Grupo Elektra amounts to $5,397,837 and $3,514,520, respectively, and are represented by debt and capital instruments, bonds and short term governments securities denominated in pesos and American dollars.
      As of December 31, 2005 and 2004, securities held to maturity include restricted investments of $2,598,208 and $1,325,387, respectively, corresponding to guarantees made for payment of derivative financial instruments. (See Note 10)
      d. Loan portfolio and securitization of portfolio
      The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit risks.
      Loans are considered past due for their total unpaid balance, when interest or installment payments are not received within the terms shown below:

•	Loans with a single payment of principal and interest 30 days or more past due.

•	Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.

•	Loans with installments on the principal and interest, at 90 days or more in arrears.

•	Revolving loans if there are two monthly billing periods, or 60 or more days past due.

•	Mortgage loans, when principal and interest payments are 90 days or more past due.
      e. Allowance for credit risks
      The methodology that credit institutions must apply in determining the amount of allowance for credit risks is found in Mexico’s Treasury Ministry’s “Rules for Classification of the Credit Portfolio of Credit Institutions” and the methodology established by the Commission for each type of loan currently contained within the provisions.
      The estimates are based on studies that analyze and classify the portfolio in accordance with General Provisions Applicable to Methodology for Classification of the Credit Portfolio of Credit Institutions”, established by the Banking and Securities Commission, published in Mexico’s Official Gazette on August 20, 2004 and applicable as of the December 1, 2004, currently contained within the provisions.
      These provisions state that for consumer loans, specific percentages are applied based on past due billing periods, depending on if the periods are weekly, biweekly or monthly. The institution uses weekly periods for purposes of establishing portfolio aging levels in accordance with delay in payments. Based on this, it determines the amount of allowances necessary.

      For housing loans, the Institution also apples specific percentages to classify the portfolio, considering the past due billing periods, probability of breach and or severity of loss associated with the value and nature of the guarantees for these loans.
      For purposes of classifying the commercial loan portfolio, information is used from quarters that ended in the months of March, June, September and December. To determine the net value of this loan portfolio, each loan is individually classified in accordance with the methodology used according to their balance.
      In addition, for loans with balances greater than 900,000 UDIs as of the date of classification, the credit worthiness of the debtors is evaluated. Additionally, the Company established the policy of creating allowances additional to those determined in accordance with the preceding paragraphs. This policy consists of determining the amount of the allowance for each type of loan in light of the expected amount of the loss in accordance with past behavior. This is based on accumulated experience of affiliated companies, which until the start up of operations of BAZ were responsible for granting loans for acquisition of durable consumer goods as well as the bank’s experience (including statistical calculations).
      The amount of the allowance to cover credit risks recognized by BAZ in its books as of the close of 2005 and 2004 exceeded the amount of allowances required by regulatory practices applicable to the company by $38,000 and $110,000, respectively.
      For purposes of the allowance for loans granted in Latin American countries where the company has operations, it has created the allowances based on expected losses according to past behavior. Calculation of these allowances consists of increasing them for each credit sale by 5%.
      f. Inventories.
      Inventories are originally valued at cost of acquisition and are restated as mentioned in Note 2-a. Values are as of last purchase, which do not exceed market value. (See Note 5)
      g. Property, furniture, equipment and investment in stores
      Property, furniture and equipment are expressed at cost of acquisition and are restated as explained in Note 2-a. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated as mentioned in Note 2-a. As of December 31, 2005 and 2004, the Company owned 130 stores in both years and rented 894 and 877 stores, respectively. (See Note 11)
      Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years. (See Note 6)
      The Company conducts a major part of its operations from leased facilities, which include 894 stores, nine distribution centers and the building housing the Company’s headquarters. These facilities are under operating leases that expire at various times over the next eight years. Most of the leases are renewable for periods of three to five years.
      Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store’s sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties. (See Note 11)
      h. Investments in shares
      The investment in CASA and Círculo de Crédito, S. A. de C. V. is valued by the equity method. The other investments in shares in which it owns less than 10% of the capital are expressed originally at cost and are restated as mentioned in Note 2-a. The equity in the results of CASA, Círculo de Crédito and other associated companies, is shown in the statement of results, which amounted to $372,182 and as of December 31, 2005, net of the amortization of goodwill of $100,158.
      In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.
      As of December 31, 2004, the Company recorded a charge to results within the heading of other expenses of $85,220 for the concept of impairment in the value of these investments. As of December 31, 2005 the company believes there is no impairment in these investments and therefore did not record any effect in the results for this concept.
      i. Goodwill
      Until December 31, 2004, the excess of cost of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years, negative goodwill is amortized over five years; both are restated as mentioned in Note 2-a. The accumulated amortization of goodwill amounts to $541,366 as of December 31, 2005 and 2004. For the year ended December 31, 2005 there is no charge to results for this concept.
      In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of the Mexican Generally Accepted Accounting Principles, goodwill is subject to impairment tests in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.
      During the year ended December 31, 2004, the Company recognized in its results within the heading of other expenses the amount of $663,797 for impairment of goodwill. For the year ended December 31, 2005, there was no charge to results for this concept.
      As of December 31, 2005 and 2004, the balance of goodwill presented in the balance sheets only corresponds to CASA and amounts to $785,854.
      j. Demand and term deposits
      BAZ liabilities for this concept are composed of demand and term deposits, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.
      The balance for this heading account is detailed as follows:
      Demand deposits

	2005	2004

Inversion Azteca	$18,186,000	$12,186,000
“Guardadito” Savings	7,228,000	5,634,000
“Payroll” Accounts and others	981,000	716,000
Concentrated Checking accounts (without interest)	561,000	350,000
Concentrated Checking accounts (with interest)	58,000	—
Other	92,000	117,000

	27,106,000	19,003,000
Elimination by capture with Grupo Elektra	(733,264)	(926,004)

Total capture	$26,372,736	$18,076,996

      As of December 31, 2005 demand deposits in “Ahorro Guardadito” yield interest of 0.75% annually. “Inversión Azteca” in Mexican pesos yields interest of 4% to 8.75% and “Inversión Azteca” an American dollars of 1.75% to 3% per year. “Payroll” and others yield a rate of 0.75% and 9.25% per year, respectively.
      As of December 31, 2004, demand deposits of “Ahorro Guardadito” yield a rate of 0.95% per year and “Inversión Azteca” of from 4% to 8% annually. “Payroll” and other yield a rate of 8.15% and 0.95% annually, respectively.

      The US dollar concentrated accounts yields interest at a rate of 2.1% annually.
      Money market funds
      As of December 31, 2004 money market had $334,000 with a rate of 8.95% (79% of the account), with maturities mainly of between 90 and 180 days. The remainder generated interest at a rate of 9.01% annually with maximum terms of 30 days.
      k. Income tax, asset tax and workers’ profit-sharing
      The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.
      Deferred employees’ statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the repurchase agreement profit basis determined under the Income Tax Law.
      l. Labor obligations
      Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as obligations under retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs in the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies. (See Note 12)
      As of December 31, 2005, the company created a plan to cover legal indemnity payments which are determined in accordance with actual early studies carried out by independent experts. (See Note 12)
      Until December 31, 2004, other payments based on seniority which workers have the right to in case of separation or death according to Mexico’s Federal Labor Law are taken to results in the year in which they are payable. (See Note 2-u and Note 12)
      During 2005 and 2004, the Company paid personnel services to various companies, which in accordance with Mexican Generally Accepted Accounting Principles are considered related parties. These are recognized in sales, administration and promotion expenses of $1,806,076 and $1,575,860, respectively.
      m. Review of the values of long-lived assets
      The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.
      The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal,” of Mexican Generally Accepted Accounting Principles, issued in March 2003.
      The principal effect on the year ended December 31, 2004 of applying this principle represented a decrease in goodwill and investments in shares in the amount of $749,017. This amount is presented in the statement of results under the heading of other expenses. (See Notes 2-h, 2-i, and 2-u). As of December 31, 2005 no effect has been recognized for this concept.
      n. Transactions in foreign currencies and translation of foreign operations
      Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange-rate differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results (See Note 3).

      To consolidate the operations of the subsidiaries in El Salvador, Guatemala, Honduras and Peru, the Company restates the figures of these subsidiaries by applying inflation factors of each country and converts the assets and liabilities (monetary and non-monetary), as well as the income and expenses at the exchange rate in effect on the date of the close of the year. The effect caused by the conversion of these financial statements as of December 31, 2005 and 2004 amounted to $50,067 and $73,690, respectively, and was presented within the shareholder equity and deficit in the restatement of capital.
      o. Earnings per share
      Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding in 2005 (239,151,029) and 2004 (237,957,378).
      Diluted earnings per share reflects the potential dilution that could occur if share and other contracts related to issuing shares were exercised or converted, resulting in the issuance of additional shares, which would participate in Grupo Elektra distribution of profits.
      p. Operations with derivative financial instruments
      Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company share prices are recognized in the statement of income as income or expense, and those corresponding to interest rate coverage instruments are recognized in comprehensive income, both at their fair value as of December 31 of each year. (See Notes 10 and 13)
      Beginning in 2004, the Company chose early adoption of Bulletin B-10, “Derivative Financial Instruments and Coverage Operations” of Mexican Generally Accepted Accounting Principles. As of December 31, 2005 and 2004, the net effects of operations with derivative financial instruments based on company share prices amounted to a profit $17,039 and $647,576, which were recognized in the comprehensive cost of financing. In addition, the net effect after recognizing deferred income tax on operations carried out through interest rate coverage instruments generated an adjustment in comprehensive profit as of December 31, 2005 and 2004 $ (41,965) and $76,349, respectively. (See Notes 2-u and 10)
      Valuation of interest rate futures purchase operations at the end of the year carried out by BAZ are presented in the balance sheet in net form, together with the primary position whose risk is being covered. That is, within the heading of capture on the demand deposits line.
      q. Comprehensive income
      Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions. (See Note 13-d)
      r. Revenue recognition
      The Company recognizes revenue on sales when goods are delivered to customers.
      Interest is recognized as income when accrued, applying the straight-line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.
      Revenues from money transfer services represent the commissions paid by Western Union to the Company arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.

      Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied to income using the straight-line method over the terms of the extended warranties (from two to five years).
      Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.
      s. Presentation of revenues and costs
      In order to compare Company income and costs, income is presented including merchandise sales and accrued and late interest, decreased by the loss from monetary position on the loan portfolio. Similarly, costs include the cost of sales of the merchandise, allowances for bad debt and interest charged to accounts payable labeled deposits, decreased by the profit on monetary position corresponding to the deposits. Other interest earned or paid is classified as part of the comprehensive cost of financing.
      Below is an analysis of the Company’s income and cost:

	2005	2004

Income:
Sales of merchandise	$18,143,878	$18,271,282
Accrued interest, late interest-and other income	11,563,936	6,603,335
Money transfers(*)	1,164,564	922,292

	$30,872,378	$25,796,909

Costs:
Sales of merchandise	$13,238,543	$13,280,601
Interest paid on capture-of savings	1,377,353	(190,046)
Allowance for credit risks	1,480,217	806,685
Interest from funding money transfers		11,486

	$16,096,113	$13,908,726

(*)	In January 1996, Elektra signed a 10-year exclusive agreement with Western Union for the transfer of money from the United States to Mexico. For this purpose, Western Union deposited US$142 million into an escrow account. These funds were invested by the escrow account in purchasing 2% of the shares of three subsidiaries of Grupo Elektra. Each year of the agreement, the escrow sells a portion of the shares of the subsidiaries equivalent to US$14.2 million, which are paid annually to Elektra as consideration for the exclusive services. In January 2006 a new contract was signed for an additional six years and one month. (See Note 16)
      t. Use of estimates
      Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.
      u. New announcements
      In May 2004 bulletin B-7, “Business Acquisitions,” of Mexican Generally Accepted Accounting Principles was issued. This bulletin is mandatory for financial statements for periods beginning January 1, 2005, although early application is recommended. Bulletin B-7 provides updated rules for accounting treatment of business acquisitions and investments in associated entities and sets forth, among other aspects: adoption of the purchase method as the only valuation rule for these operations; and eliminates amortization of goodwill, which must be subject to impairment rules, provides rules for accounting treatment of transfers of assets or exchange of shares between entities under common control, as well as acquisition of minority interests based on the provisions in Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares”.
      The financial statements as of December 31, 2005 and 2004 observe the provisions contained in this bulletin related to impairment of goodwill with the effects described in Notes 2-h, 2-i and 2-m.
      In April 2004, Bulletin C-10, “Derivative Financial Instruments and Coverage Operations,” of Mexican Generally Accepted Accounting Principles was issued, mandatory for financial statements beginning in January 2005. It establishes criteria for operations with derivative instruments that must be fulfilled in order to be considered as such and improves and adds definitions of terms. It incorporates provisions about the elements that participate in coverage operations, including the formal documentation before beginning the coverage and measurement of the effectiveness of the coverage, among other things, classifies coverages as three kinds: a) fair value, b) cash flow, and c) foreign currency, and provides specific rules for each type of coverage for its valuation, recognition, presentation and disclosure.
      In general terms, Bulletin C-10 provides that for fair value coverage, the fluctuation in fair value for the derivative as well as the open risk position must be recognized in the results of the period in which it occurs, while for cash flow coverage, the effective part of the fluctuations of fair value must be recognized in the comprehensive income account within shareholder equity, and the ineffective part must be recognized in the results for the period. The financial statements as of December 31, 2005 and 2004 provide early recognition of the provisions of this bulletin, with the effects mentioned in Note 10.
      The effects of applying of this Bulletin in the financial statements as of December 31, 2005 and 2004, represented a (decrease) increase in comprehensive income in the year ended on that date of ($41,965) and $76,349, respectively.
      In April 2004 amendments were issued to Bulletin C-2 (“C-2”) of Mexican Generally Accepted Accounting Principles, mandatory for financial statements beginning as January 1, 2005, although early application is recommended. C-2 establishes principally that fluctuations in the fair value of financial instruments classified as available for sale must be recognized in the comprehensive income and reclassified to the result for the period at the time they are sold, make possible transfers between some of the categories that the financial instruments are classified to, provided that they comply with conditions and rules for accounting recognition, expands the application of impairment of instruments available for sale and provides more accurate rules for its recognition. The financial statements as of December 31, 2005 recognize the effects of the provisions established in this Bulletin.
      In January 2004, the Mexican Institute of Public Accountants issued new Bulletin D-3, “Labor Obligations”, of Mexican Generally Accepted Accounting Principles, which eliminates the concept of unforeseen payments that affect the results for the year in which the decision to pay them was made, replacing it with “Compensation at the end of the labor relationship” defined as the compensation granted to workers when the labor relationship is ended before reaching retirement age. Therefore it must follow rules for valuation and disclosure required for pensions and seniority premiums. The financial statements as of December 31, 2005 recognize the effects of the provisions established in this Bulletin.
      The Mexican Council for Research and Development of Financial Information Standards (CINIF) an independent organization created in 2002. Its principal objectives are to develop Mexican Financial Information Standards, processes for their investigation, preparation, issuance and broadcast, as well as achieving convergence with International Financial Information Standards.
      As of June 1, 2004, CINIF replace the Accounting Principles Commission of the Mexican Institute of Public Accountants.
      Beginning in 2006, financial statements must be prepared in accordance with Financial Information Standards. As of the date of presenting this report, the company was in the process of determining the effects of this rule.
      v. Certain amounts from the previous period have been reclassified in order by conform the presentation of the current financial statements.

NOTE 3.	POSITION OF THE COMPANY IN FOREIGN CURRENCIES
      The following information is expressed in thousands of U.S. dollars, because this is the Company’s principal foreign currency.
      The Company had the following foreign currency assets and liabilities:

	2005

			Central and
	Mexico		South America(*)		Total

Assets	US$	314,410	US$	96,883	US$	411,293
Liabilities		(7,654)		(50,697)		(58,351)

Net position — long	US$	306,756	US$	46,186	US$	352,942

	2004

Assets	US$	305,915	US$	26,841	US$	332,756
Liabilities		(6,056)		(26,326)		(32,382)

Net position — long	US$	299,859	US$	515	US$	300,374

(*)	Denominated in various currencies, are translated to US dollars at the exchange rates in effect on December 31, 2005 and 2004.
      At December 31, 2005, the exchange rate was $10.61/ US$1.00 ($11.15 as of December 31, 2004). As of March 6, 2006, the exchange rate was $10.70/ US$1.00. The Company had entered into certain exchange rate coverage agreements as mentioned in Note 10.
      Below is information on the principal operations carried out in foreign currency during 2005 and 2004.

	2005		2004

Income from money transfers	US$	60,878	US$	45,201
Sale of merchandise in Latin America		214,030		154,753
Merchandise imports		(118,633)		(92,573)
Interest paid		(5,692)		(29,598)
Fees		(3,268)		(3,077)
Other		(62,875)		(37,383)

Net	US$	84,440	US$	37,323

NOTE 4.	LOAN PORTFOLIO AND SECURITIZATION OF THE PORTFOLIO
      Loan portfolio balances are as follows:

	2005	2004

Consumer loans	$13,271,594	$9,469,450
Personal loans	3,412,000	2,723,000
Other loans	6,038	150,634

Total loan portfolio	16,689,632	12,343,084
Less:
Past due receivables written-off in the year	(1,477,594)	(605,455)
Allowance for credit losses (Note 2-e)	(651,699)	(649,076)

Net portfolio Mexico and Panama	$14,560,339	$11,088,553

Net portfolio Latin America	$906,069	$586,051

Total net portfolio	$15,466,408	$11,674,604

      Movement in the allowance for bad debts (preventive for credit risks) is shown below:

	2005	2004

Initial balance	$649,076	$447,846
Increases	1,480,217	806,685
Applications	(1,477,594)	(605,455)

Final balance	$651,699	$649,076

      On December 26, 2005 the consumer portfolio 14 weeks or more overdue was sold to a third party independent of the group for $96,839, recognizing this operation as income. These accounts payables are included in the category of allowance for bad debts. Its nominal balance amounts $552,000. This operation permitted the following:

•	Improvement of the relation between the past due portfolio to the total portfolio and its effect on the allowance for bad debts.

•	Generated income of $96,839 from the sale of the portfolio and therefore improvement in the results for the period.

NOTE 5.	INVENTORIES

	2005	2004

Electronics	$1,649,272	$1,477,624
Household appliances	1,012,419	907,052
Computers	563,616	504,958
Furniture and fixtures	413,197	370,194
Telephones	550,290	493,019
Other	75,370	67,525

	$4,264,164	$3,820,372

NOTE 6.	PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES

			Average Annual
			Depreciation and
			Amortization
	2005	2004	Rate (%)

Buildings	$2,341,382	$2,352,113	3
Computer equipment	2,002,345	1,932,449	30
Satellite network	372,079	508,577	10
Transportation equipment	612,660	566,627	23
Furniture and fixtures	1,010,550	983,370	14
Machinery and equipment	315,695	380,701	10

To next sheet	6,654,711	6,723,837

			Average Annual
			Depreciation and
			Amortization
	2005	2004	Rate (%)

From previous sheet	$6,654,711	$6,723,837
Accumulated depreciation	(4,066,861)	(3,877,002)

	2,587,850	2,846,835
Land	1,105,464	1,026,705

	3,693,314	3,873,540
Investment in stores, net	1,788,489	1,549,157	20

	$5,481,803	$5,422,697

NOTE 7.	INVESTMENTS IN SHARES

	2005	2004

CASA and TV Azteca	$925,627	$724,805
Empresas Turísticas Integradas, S. A.		39,001
Banco Azteca (Panama)		116,386
Seguros Azteca (Daños)	31,732
Training center	34,175
Other	66,331	68,104

	$1,057,865	$948,296

      On March 26, 1996, Grupo Elektra acquired 35.85% of the capital stock of CASA, represented by 371,853 Series N common shares through capitalization of accounts receivable of US$45.4 million and contribution in cash of US$62.2 million. CASA is the holder of 90% the capital of Azteca Holdings, S. A. de C. V. (Azteca Holdings), which owns 53.1% of the capital of TV Azteca, S. A. de C. V. (TV Azteca) and 98.37% of Grupo Desarrollo Inmobiliario Salinas, S. A. de C. V. (GDIS), previously Grupo Cotsa, S. A. de C. V. which in turn owns 3.1% of TV Azteca.
      Grupo Elektra has the right to exchange part or all of the CASA shares at any time before March 26, 2006 for 226.4 million CPOs of TV Azteca, owned by Azteca Holdings. This exchange right will permit Grupo Elektra to own 7.6% of the capital stock of TV Azteca.
      Through its indirect participation in TV Azteca, Grupo Elektra indirectly owns 9.1% of Azteca Web, S. A. de C. V. and 9.1% of Todito Card, S. A. de C. V. (companies which arose from the spin off through which Todito Com, S. A. de C. V. disappeared). (See Note 8).

NOTE 8.	ACCOUNTS RECEIVABLE AND SIGNIFICANT OPERATIONS WITH RELATED PARTIES

	2005	2004

Iusacell, S. A. de C. V. and subsidiaries (Iusacell)	$300,415	$333,791
Unefon and subsidiaries	33,942	124,739
Círculo de Crédito	23,238	—
Azteca Holdings and subsidiaries	(7,014)	(20,252)
Other	71,939	79,065

	$422,520	$517,343

      Below are the principal transactions with related parties:
Television advertising agreements entered into with Azteca Holdings and subsidiaries
      In March 1996, Elektra signed an agreement with TV Azteca, whereby Grupo Elektra (or any other Company in which Grupo Elektra has an investment) is entitled to receive for each of the following ten years, a minimum of 300 advertising spots per week (with a duration of 20 seconds each), equivalent to 5,200 minutes per year of advertising in time not sold by TV Azteca, in return for a minimum annual payment of US$1.5 million. In the years ended December 31, 2005 and 2004, the Company recorded advertising expenses related to this agreement in the amount of $16,453 and $17,596, respectively.
      Since 2000, Elektra and TV Azteca have signed several advertising agreements through which TV Azteca broadcast commercials for Elektra. The sales price is determined based on rating points assigned for broadcast hours for programs on channels 7 and 13 of TV Azteca. For the years ended December 31, 2005 and 2004, Grupo Elektra paid for these $190,101 and $120,383, respectively.
      On May 26, 2005, the company signed an advertising agreement with TV Azteca (the 2006 advertising agreement) where TV Azteca will broadcast advertising spots for us at prices based on rating points assigned per program on channels 7 and 13 of TV Azteca. Our rights under the 2006 advertising agreement cannot be assigned to third parties. The term of the contract runs from January 1, 2006 to December 31, 2006. TV Azteca received $120,000 for this service, which was paid in advance on June 3, 2005. This included a discount of $15,880.
Unefon promotion and service distribution agreements in Elektra stores
      a. Grupo Elektra signed a mandatory 10 year agreement with Unefon, beginning January 1, 2000 to promote and distribute Unefon services in the Grupo Elektra store network in Mexico. For providing these services, Elektra and SyR have the right to receive:

i. A 20% discount (which was modified as of September 1, 2002 to 26.5%) or a minimum of $150 for each piece of telephone equipment purchased from Unefon (this amount is restated annually applying factors derived from the INPC).

ii. A payment equivalent to 9% as of July 1, 2003 and 5.8% before that date, on the air time sold in Elektra and SyR stores for use on the Unefon network through prepaid cards.

iii. Until May 31, 2003, a payment equivalent to 5.8% of net interconnection revenues from the “caller pays” service from subscribers activated in the Elektra and SyR stores. As of June 1, 2003 the agreement was modified, canceling this commission. Instead, it received 2% of total sales of air time from promotions carried out with all customers.

iv. An annual lease payment of US$3,000 corresponding to space at Elektra and SyR stores to install Unefon transmission towers, antennas and equipment.
      As of December 31, 2005 and 2004, Elektra and SyR income from the above-mentioned items amounted to $31,364 and $25,665, respectively.

      The terms of these agreement deferred payment related to air time, interconnections and spaces rented during 2003 and 2004. This payment must be made in December 2005. All deferred amounts included in this agreement accrue interest at a rate equivalent to the average annual rate of the Grupo Elektra debt in Mexican pesos. As of December 31, 2005 and 2004, this was 9.89%.
      b. Credit PLUS Agreement
      On November 1, 2000, the Company signed a five-year Agreement with Unefon as an alternative to promote and facilitate sales of terminals and air time through a credit plan known as “Credito Plus.” This Agreement does not imply novation, substitution, modification or extinction of the obligations established in the first Agreement.
      This Agreement contained a commission of 16.5% of air time sold in Grupo Elektra stores for use on the Unefon network through prepaid cards. The commissions are paid upon accrual. During 2005 and 2004, no commissions were paid because there were no operations under these terms.
      c. Equipment purchase agreement
      On December 29, 2004, the Company signed an agreement where Elektra carried out the negotiation and purchase of equipment from manufacturers or suppliers.
      Unefon will order from Elektra through a purchase order for a maximum of USD $18 million the number, models and features of telephone equipment that it needs, as well as the terms and conditions for delivery. Unefon will pay Elektra as a commission in addition to the price of the equipment, 1% when supplier financing is up to 60 days, and 2.5% if financing is at 60 days. This percentage may never be less than 1% or greater than 3% of the total value of the order.
      d. On November 1, 2000, Elektra Comercial, The One and Salinas and Rocha (acting as a group) made a 10 year agreement with Unefon to rent the space needed to install its communications equipment. According to this contract, the group will receive US $3000 for space rented.
      e. Grupo Elektra authorized granting a loan to Unefon for working capital for the amount of the $67,155 made on February 9, 2005 for a term of less than 60 days with an interest rate of 22.8% on the balance. Unefon paid off the loan on March 31, 2005. Interest earned amounted to $1,533, which was recorded in comprehensive cost of financing.
      f. For the years ended December 31, 2005 and 2004, sales of equipment and other electronic appliances is made by the Company to Unefon amounted to $342,345 and $324,032, respectively.
Agreements signed with Iusacell, S. A. de C. V. (Iusacell)
      a. On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide Iusacell with space at their stores to set up a point of sale and promotion of its telephone services, as well as promotional advertising and publicity. For these services, Elektra and SyR are to receive US$2.5 million during 2003 and 2004. The term of this agreement is from August 5, 2003 to August 4, 2004. In December 2004, this agreement was renewed until December 31, 2005 for the amount of US$4.2 million dollars.
      b. On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide support for the promotion, through advertising campaigns, of the services offered by Iusacell at their stores. For these services, Elektra and SyR received US$5 million, payable during 2003 and 2004. The term of this agreement is from August 5, 2003 to December 31, 2004. It was renewed in December 2004 until December 31, 2005 for the amount of 2.5 million US dollars.
      During 2005 Elektra issued a credit note to Iusacell for $20,000, corresponding to rebates.
      c. On August 2, 2003, Elektra and Iusacell signed a sales commission agreement for a ten-year term, whereby Iusacell designated Elektra as commission agent to promote and commercialize Iusacell services and sell the products at its chain of stores distributed throughout Mexico.

      Elektra must use the “Commercial Trademarks” solely and exclusively to promote, commercialize and sell Iusacell services. For its part, Iusacell will pay Elektra a commission for sales of its products to the general public.
      d. On October 1, 2003, Grupo Elektra and Iusacell signed a master agreement for an indefinite term, whereby Iusacell grants Elektra the right to operate and manage its “Immediate Solution Centers” (CSI), consisting of a chain of 103 stores through which Iusacell commercialized its cellular phone services throughout Mexico. The format of the stores was changed and called “Elektricity.” These stores will offer to the public, aside from Iusacell products and services, a number of its own and third-party products
      According to this agreement, Elektra is to collect from the clients on behalf of Iusacell for: advance rent payments, guarantee and bond deposits, and differences in the cost of equipment, etc. and to deposit weekly to Iusacell the amounts received at the CSIs for these items, less the commission to which Elektra is entitled for managing the business.
      On the other hand, Elektra pays to Iusacell, when applicable, compensation for the following items: royalties for managing and operating the CSIs, use of trademarks, use of computer systems, personnel training and rent of assets.
      After making this agreement, Iusacell assigned to Elektra the rights under the lease agreements to some buildings that house the CSIs, and subleases the buildings to Elektra. As of October 2003 Elektra paid the rent for the CSI and charges Iusacell S. A. a proportional amount of that rent.
      Elektra receives from Iusacell, S. A. a commission based on percentage of sales (the percentage varies according to the product or service sold). Elektra also receives a commission on sales from the Viva Control Plan, plus a commission on airtime sold.
      The Company receives a commission on airtime sold.
      During 2005 Elektra returned to Iusacell operation of the “Elektricity” stores.
      From these commercial relationships, Grupo Elektra recorded net income and expenses for the concepts mentioned in those contracts, of $269,283 and $167,823, as of December 31, 2005 and 2004, respectively.
      e. On August 1, 2003, a checking account agreement between IUSACELL and Elektra for $80,000 to control and record the reciprocal remittances derived from the corporate, commercial, contracting, financing, administration and service agreements between both companies. Iusacell delivered a promissory note for US$7.0 millions Americans dollars as a performance guarantee for the obligations it assumed. The agreement is for an indefinite period of time. The Company recorded interest income charged Iusacell of $10,700 and $20,716, for the years ended December 31, 2005 and 2004, respectively.
      f. During 2005 and 2004, Iusacell signed an agreement with Elektra for an indefinite period to directly negotiate and purchase terminal equipment from manufacturers or suppliers. The amount of these operations was $343,421 and $278,398, respectively. Further, this operation generated late interest for Elektra of $4,933.
      g. On July 1, 2004, Elektra and BAZ signed an agreement with Iusacell for providing voice telecommunications services. Further, on February 1, 2005 another agreement was signed to provide mainly last mile voice, data, connectivity, monitoring and equipment management services. The first agreement has an indefinite period and the second has a mandatory period of one year for Elektra and for three years for BAZ. The amounts charged depend on the destination of the call or the capacity of the network. Income generated by these operations amounted to $36,179 and $10,725 for the years ended December 31, 2005 and 2004.
      h. Further, in 2005 the Company recorded income from commissions for managing the portfolio of $10,056 and interest earned of $4,069.

NOTE 9.     SHORT-TERM AND LONG-TERM DEBT

	Amount		Interest Rate

	2005	2004	2005	2004

Bank loans from the Banco de México (FIRA)	$1,915,714	$1,845,904	10.29%	10.29%
Stock market certificates	3,740,000	3,719,979	11.23%	10.97%
Interest accrued	8,905	17,175

	5,664,619	5,583,058
Less, short term portion	(1,148,905)	(1,050,503)

Long-term debt	$4,515,714	$4,532,555

      a. Bond issuance of US$275 million
      On March 22, 2000, Grupo Elektra completed a private bond offering of US$275 million maturing in 2008, resulting in net proceeds of US$268 million. These bonds were subsequently publicly registered in the stock market in the United States of America. Interest on the Notes is 12% fixed.
      On April 30, 2004 the Company prepaid these bonds for US$275 million, recording in the results for the year liquidated damages of $202,319, plus interest of $122,092. These are presented in the comprehensive cost of financing.
      b. Issuance of stock market certificates (CEBURES)
      On March 31, 2004, Grupo Elektra established a CEBURES program which provides short-term borrowing of up to $1,000,000. At December 31, 2005 Grupo Elektra had placed $400,000, maturing on February 23, 2006 and subject to interest at the Interbank Interest Compensation Rate (IICR), plus 2.0% payable monthly. As of December 31, 2005 and 2004, interest charged to results for this financing amounted to $39,661 and $45,103, respectively.
      On June 17, 2004, Grupo Elektra established a CEBURES program for placing short-term loans of up to $1,000,000. This expired May 18, 2005 and was renewed on that date with maturity on May 10, 2006. As of December 31, 2005 it had placed $600,000 and was subject to an interest rate determined at the Interbank Interest Compensation Rate (IICR), plus 2.20% payable monthly. As of December 31, 2005 and 2004, interest charged to results for this financing amounted to $45,005 and $33,909 respectively.
      c. Unsecured bank loans with INBURSA
      On November 23, 2005, Grupo Elektra made an unsecured loan with INBURSA for $220,000 for a term of one year and an annual rate of 11.12%. As of December 31, 2005, Grupo Elektra had a debt for this concept of $140,000. Interest charge to results for the year ended on that date for this financing amounted to $2,128.
      d. Bank of Mexico loans (FIRA)
      As of December 31, 2004, Banco Azteca had contracted loans with the Bank of Mexico (FIRA) for the amount of $1,915,714, which are subject to an IICR rate less 1.75% percentage points, with three-year maturity dates. This program is designed to place money as support for rural areas. Banco Azteca acts as an intermediary.
      e. Issuance of stock market certificates (NAFINSA)
      On March 19, 2004, the Company securitized rights to present and future commissions charged to users of “Dinero Express” (Money Express) for electronic money transfer services within Mexico. To achieve this, it created a trust, whose equity is represented by the right to collect these commissions, which issued stock market certificates in the total amount of $2.6 million (nominal), which will be amortized increasingly as of March 2006 with a first payment of $260,000, with an average annual increase of 12%, with the final maturity eight years from the date of issuance. These stock market certificates will grant its holders yields calculated at IIRC plus 2.5 points, which will be settled every 28 days. (See Note 9-a)

      Net funds received by the Company were used to pay the bonds for US$275 million issued by Grupo Elektra. (See Note 9-a)

NOTE 10.	DERIVATIVE FINANCIAL INSTRUMENTS
      a. Derivative instruments based on Company share prices
      Grupo Elektra has carried out several financial transactions based on Company share prices in U.S. dollars and Mexican pesos. Unrealized gains and losses are recognized in the balance sheet as either assets or liabilities.
      Beginning in 2004, the company decided on early adoption of the provisions of Bulletin C-10, “Derivative Financial Instruments and Coverage Operations,” of Mexican Generally Accepted Accounting Principles. As of December 31, 2005 and 2004, the effects of these operations amounted to $17,039 and $647,576 respectively, which were recognized in comprehensive cost of financing and ($41,965) and $76,349 respectively in comprehensive income. (See Notes 2-c, 2-u and 10)
      For the various financial derivative financial operations that Grupo Elektra carries out, there is a guarantee created for paying compensation agreed to in the contracts. These amount to $2,598,208 and $1,325,387 as of December 31, 2005 and 2004 respectively. (See Note 2-p)
      The valuation of the derivative financial instruments, based on Company Price shares, as of December 31, 2005 and 2004, is made up of the following:

						Reasonable
						Value of
						the
	Underlying					Financial
Year	Shares	Initial Price		Notional Amount		Instrument

2005	1,600,000	US$	8.6311	US$	13.8 million	$2,813
	1,067,228	US$	8.5071	US$	9.1 million	3,267
	1,201,800	US$	8.6241	US$	10.4 million	2,241
	1,200,000	US$	7.1671	US$	8.6 million	20,841
	1,500,000	US$	7.2613	US$	10.9 million	24,640
	1,400,000	US$	7.5499	US$	10.6 million	18,927
	1,500,000	US$	7.4255	US$	11.1 million	21,225
	2,500,000	US$	7.3307	US$	18.3 million	38,147
	2,000,000	US$	7.1213	US$	14.2 million	35,000
	1,500,000	US$	7.1473	US$	10.7 million	25,844
	1,600,000	US$	7.3724	US$	11.8 million	23,764
	1,500,000	US$	7.3477	US$	11.0 million	22,688
	2,300,000	US$	8.8797	US$	20.4 million	(1,559)
	1,150,000	PS$	86.50	PS$	99.5 million	8,625
	2,000,000	PS$	82.00	PS$	164 million	24,000
	1,861,000	PS$	83.58	PS$	155.5 million	19,392
	1,880,600	PS$	81.30	PS$	152.9 million	23,884
	1,559,400	PS$	91.50	PS$	142.7 million	3,898
	2,072,130	PS$	76.50	PS$	158.5 million	36,262

						353,899
Interest payable						(18,886)

						$335,013

						Reasonable
						Value of
						the
	Underlying					Financial
Year	Shares	Initial Price		Notional Amount		Instrument

2004	1,500,000	US$	5.3305	US$	7.9 million	$68,287
	1,200,000	US$	5.2105	US$	6.2 million	56,289
	1,500,000	US$	5.8789	US$	8.8 million	58,499
	1,400,000	US$	5.9533	US$	8.3 million	53,365
	2,500,000	US$	5.6827	US$	14.2 million	103,188
	2,000,000	US$	7.1586	US$	14.3 million	48,372
	1,500,000	US$	7.1624	US$	10.7 million	36,236
	1,600,000	US$	7.2214	US$	11.3 million	39,643
	1,500,000	US$	7.1111	US$	10.8 million	35,256
	2,300,000	US$	9.3974	US$	21.6 million	(3,124)

						496,011
Interest payable						(5,223)

						$490,788

      b. Exchange rate and interest rate derivative financial instruments
      In order to reduce exchange-rate fluctuations in the long or short position exchange rate as of December 31, 2005, the company carried out purchase and sales of futures contracts in order to cover Peruvian soles and American dollars with Peruvian financial institutions (Interbank and Continental) and futures sales contract of US dollars (USD 28 day) on the “Mex-Der”.
      The positions of current operations in coverage financial instruments as of December 31, 2005 and 2004 are analyzed below:
Contract Value

	2005

	Contract
Operation	Number	Underlying	National Nominal	Reasonable	Net Balance

			(Flows deliverable)	(Flows receivable)
Purchases	1,206,913	Interest rate	$2,600,000	$2,633,517	$33,517
Purchases	1,217,990	Interest rate	1,723,800	1,736,528	12,728
Purchases	1	Peruvian sol	6,000	6,000	—
Sales	4,557	US Dollar	494,000	509,000	15,000
	2	Peruvian sol	279,000	287,000	8,000

			5,102,800	5,172,045	69,245
Interest receivable					809

			$5,102,800	$5,172,045	$70,054

	2004

	Contract
Operation	Number	Underlying	National Nominal	Reasonable	Net Balance

			(Flows deliverable)	(Flows receivable)
Purchases	1,206,913	Interest rate	$2,600,000	$2,708,378	$108,378
Purchases	2,500	Interest rate	255,000	255,000	—
Sales	300	US Dollar	35,000	34,000	1,000

			2,890,000	2,999,378	109,378
Interest receivable					(308)

			$2,890,000	$2,999,378	$109,070

      Purchase and sales operations carried out by the company whose underlying goods referred to the Peruvian soles and US dollar fall in the exchange rate range of from $3.2618 to $3.4582 as of December 2005.
      Sales operations whose underlying goods are referenced to the US dollar — Mexican peso ($28 day) agreed to by the Company in making futures contracts, falling in the exchange rate range of from $11.5259 to $11.6970 in 2005 (from $11.1700 to $11.4150 in 2004).
      Purchase operations whose underlying goods are referenced to the exchange rate (IIRC 28 day) agreed to by the Company in making its futures contracts, falling in the range of from 6.36% and 8.60% as of December 2004.
      Effects of valuation recognized in comprehensive cost of financing, representing 2005 income of $8.7 million and $8.2 million for purchase and sales operations of Peruvian soles and for sale of US dollars, respectively.
      The effects of valuation recognized in a comprehensive cost of financing represent in 2004 an expense of $0.32 million for interest rate purchase operations and an income of $0.72 for US dollars sales operations.
      Grupo Elektra has made interest rate coverage operations with Credit Suisse First Boston Bank to cover this type of financial risk. As of December 31, 2005 and 2004 it has contracted interest rate coverage for which it receives (IIRC 91 day) plus 2.5%, and pays a fixed rate of 10.25%. Interest paid for these operations amounted to ($45,484) and $18,177 respectively.

NOTE 11.	OPERATING AND FINANCIAL LEASING
      In order to conduct its operations, the Company leases commercial space, which involves payment of rent previously established or determined (fixed rent), or a percentage of each store’s monthly sales (variable rent).

	2005	2004

Fixed rents	$195,304	$337,006
Variables rents	13,615	34,715

	$208,919	$371,721

      Below is an analysis of the minimum annual rent agreed to in the lease contracts made for a term of more than one year.

Year	Amount

2006	$503,424
2007	368,298
2008	309,690
2009	197,788
2010 and on	540,059

Total of minimum payments agreed to	$1,919,259

      Further, the Company has acquired computer equipment, through making U.S. dollar financial leasing contracts with the option to buy effective until 2005. The liability for these contracts as of December 31, 2004 amounts to $2,454.

NOTE 12.	LABOR OBLIGATIONS
      As of December 31, 2005 and 2004, the company had the following labor obligations.
      a. Seniority premium
      Employees who leave the company are entitled to a seniority premium, which will be determined in accordance with the provision of Mexico’s federal labor law.
      b. Indemnities
      Those workers who are terminated without good cause have right to an indemnity which will be fixed under the terms of Mexico’s federal labor law.
      c. Pension plan
      In accordance with the provisions of the collective bargaining agreement, those workers to reach 65 years of age have the right to participate in a pension and retirement plan in accordance with the provisions of that contract.
      The liability for that concept an annual cost of benefits are calculated by an independent actuary in accordance with the bases defined in the plans, using the projected unitary cost method. The present value of these obligations and the rates used in the calculation are as follows:

	2005	2004

Liability for current benefits	$(106,070)	$(81,112)

Liability for projected benefits	$(128,380)	$(98,606)
Plan assets	14,394	12,799

Financing position	(113,986)	(85,807)
Items to be amortized:
Temporary liability	5,488	5,629
Cost for previous services (modifications to the plan to be amortized)	1,734	1,168
Variations in assumptions and adjustments for experience to be amortized (profits) losses	12,025	16,265

Projected net liability*	(94,739)	(62,745)
Projected net liability LAM	(14,083)	(5,090)

Projected net liability, total	$(108,822)	$(67,835)

	2005	2004

Net cost for the period	$17,532	$17,722

Real rates used in actuarial calculations:
Interest rate and discount	5.50%	5.50%
Wage increase rate	1.50%	1.50%
Estimated inflation	3.33%	5.19%
      The amortization period for the items to be amortized is as follows:

Years
Concept	Remaining

Prior services and modifications to the plan	10
Transitional (asset) liability	9
Variations in assumptions	12
      Net cost for the period is made up of:

	2005	2004

Labor cost	$12,144	$12,291
Financial cost for the year	5,344	5,424
Yield on assets	(681)	(704)
Amortization of:
Transitory obligation (asset)	322	320
Cost for prior services	97	59
Variations in estimates	306	332

Net cost for the period	$17,532	$17,722

      b. Seniority premium plan
      As of December 31, 2005 and 2004, there was a plan to cover seniority premium payments, which are determined in accordance with actuarial studies carried out by independent experts using the projected unitary cost method.
      This plan consists of a sole payment of 12 days for each year worked based on final salary, limited to twice the minimum salary established by law.

      As of December 31, 2005 and 2004, the present value of these obligations and the rates used in their calculation are shown below:

	2005	2004

Obligation for current benefits (OCB)	$(17,069)	$(13,050)

Obligation for projected benefits (OPB)	$(18,806)	$(14,332)

Financing position	$(18,806)	$(14,332)
Transitional obligation	1,099	1,085
Variations in assumptions and adjustments for experience to amortize (earnings) losses	(3,033)	873

Projected net liability	$(20,740)	$(12,374)

Net cost for the period	$5,984	$4,217

Real rates used in the actuarial calculations:
Interest and discount rate	5.50%	5.50%
Salary increase rate	1.50%	1.50%
Estimated inflation	3.33%	5.00%
      Amortization period for items to be amortized is one year.
      Net cost for the period is made up of:

	2005	2004

Labor cost	$4,680	$3,383
Financial cost for the year	804	744
Amortization of:
Transitional obligation (asset)	484	69
Variations in assumptions	16	21

Net cost for the period	$5,984	$4,217

      c. Legal indemnity
      As of December 31, 2005, the company had created a plan to cover legal indemnity costs, which were determined in accordance with actuarial studies carried out by independent experts under the projected unitary cost method.
      The plan consists of the amount of three months of wages plus 20 days per year of service in case of unjustified termination and according to the terms of Mexico’s federal labor law.

      As of December 31, 2005, the present die in of these liabilities and rates used for calculations are shown below:

2005

Liability for current benefits (CBL)	$(16,366)

Liability for projected benefits (PBL)	$(16,983)

Financing position	$(16,983)
Transitory liability as of December 31 1999 to be amortized	9,783
Variations in assumptions and adjustments for experience to be amortized (profits) losses	(7,571)

Projected net liability	$(14,771)

Net cost for the period	$13,815

Real rates used in actuarial calculations:
Interest rate and discount	5.50%
Wage increase rate	1.50%
Estimated inflation	3.33%
      The net cost for the period is made up of:

2005

Labor cost	$8,640
Financial cost for the year	657
Amortization of:
Transitional liability (assets)	4,518
Variations in assumptions

Net cost for the period	$13,815

NOTE 13.	SHAREHOLDERS’ EQUITY
      a. Share structure
      As of December 31, 2005 and 2004, capital stock is represented 236,302,308 and 244,825,390 shares, respectively, of one series, distributed as shown below:

	Number of Shares

	2005	2004	2005	2004

Authorized capital(*)	284,291,164	288,630,604	$655,234	$665,236
Treasury shares	(38,751,396)	(38,751,396)	(89,314)	(89,314)
Repurchased shares	(9,237,400)	(5,053,818)	(21,290)	(11,648)

Subscribed and paid capital stock	236,302,368	244,825,390	544,630	564,274

Increase from restatement			196,231	187,844

Capital stock as of December 31			$740,861	$752,118

(*)	The annual general ordinary shareholders meeting of March 31, 2005 approved cancellation of 4,339,440 shares in a sole series which were in the company’s repurchased fund in order to free up available capacity for repurchase of the fund as well as help decrease volatility in share prices in situations of excess offer in the market.

      Dividends paid from retained earnings that do not come from the Net Fiscal Profit Account (CUFIN) are taxed at 30% in 2005 (29% in 2006 and 28% in 2007) charged to the company on the result of multiplying the dividend paid by a factor of 1.4285 in 2005 (1.4090 in 2006 and 1.3889 in 2007).
      Tax paid may be credited against income tax incurred by the company in the three following years. Reductions in capital are considered to be dividends when they exceed shareholders’ equity over the sum of the balances of the Capital Contribution accounts, Net Fiscal profit and Net Reinvested Fiscal Profit Accounts according to the procedures established in Mexico’s Income Tax Law. As of December 31 2005 and 2004, the CUFIN amounts to $228,705 and $477,601 respectively. The capital contribution account as of December 31 2005 and 2004 amounts to $8,484,307 and $8,262,822 respectively, determined in accordance with current fiscal provisions.
      b. Share option purchase plan for executives
      In February 1994 Grupo Elektra established a share option purchase plan for executives, through which some employees could acquire options to purchase share of Grupo Elektra at an average price of $12.50, $16.25 and $20 (nominal) per share. The options could be exercised in equal parts during a five year period, provided that the Company fulfilled certain annual goals principally related to increasing net profit. If these goals were not achieved, the exercise of the options could be postponed until the next year, but not later than February 28, 2024.
      During the year ended December 31, 2004, the Technical Committee approved a reduction in the purchase prices of the shares, fixing them at $7.26, $11.01 and $14.76, for those employees who decide to exercise options through purchasing shares before December 31, 2004, paying at least 20% of the total value of the option.
      As of December 31, 2005 and 2004, there are 44,341 options assigned to exercise.
      c. Restricted earnings
      According to the organizational and operational authorization for Banco Azteca issued by Mexico’s Treasury Ministry, the bank may not issue dividends during its first three years. Therefore, beginning in 2006, BAZ may issue dividends.
      d. Comprehensive income
      Comprehensive income is composed of the following (See Note 2-q):

	2005	2004

Net profit of majority shareholders	$2,977,085	$1,932,983
Interest rate coverage profit	(41,965)	76,349
Effects from minority shareholders		(46,867)
Loss from the result of holding non-monetary assets	(357,533)	(145,862)

Consolidated comprehensive income	$2,577,587	$1,816,603

      e. Dividend decree
      The Annual General Ordinary Shareholders Meeting of March 30, 2005 approved paying of dividends from the Net Fiscal Profit Account in the amount of $271,504 ($254,511 historical), which were paid on April 8, 2005 through the Securities Deposit Corp. (SD Indeval).
      f. On June 1, 2005 the Shareholders Meeting resolved to cancel the Global Depositary Shares program and terminate the Deposit Agreement dated November 29, 1994 made between the Company, the Bank of New York and the holders of the Global Depositary Shares.

NOTE 14.	INCOME TAX, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING
      This heading is composed of the following:

	2005	2004

Income tax incurred	$1,201,355	$388,783
Deferred income tax	(266,304)	229,409
Workers’ profit-sharing incurred		5,867

	$935,051	$624,059

      The Company is subject to income tax and asset tax. Income tax is calculated by considering taxable some effects of inflation, such as depreciation calculated on values in constant prices and the deduction of purchases instead of cost of sales, which permits deducting current costs, and the effect of inflation is accumulated or deducted on certain monetary liabilities and assets through the annual adjustment for inflation. The income tax rate for 2005 was 30% and in 2004 33%.
      The Company has consolidated fiscal losses, and the right to take the tax-loss carry-forwards expires on the dates mentioned below:

Year Expires	Amount

2006	$11,074
2007	12,043
2008	21,443
2009	65,942
2010	186,628
2011	261,963
2012	283,628
2013	16,601
2014	197,139
2015	70,207

$1,126,668

      Fiscal losses may be restated by applying factors from the INPC until the date of amortization. Grupo Elektra prepares a consolidated tax return (income and asset tax) including all of its subsidiaries. Further, its subsidiaries file an individual tax return. Beginning in 2005, the fiscal consolidation regime permits determination of this result with 100% of share participation of subsidiaries (60% in 2004). As of December 31, 2005, the company had no tax-loss carry-forwards based on fiscal consolidation.
      The Asset tax is 1.8% of the net average of the majority of assets (at restated values) and of some liabilities. It is only paid on the amount that exceeds income tax for the year. Any payment made is recoverable against the amount that the income tax exceeds Asset tax in the following ten years.
      As of December 31, 2005, the company had no asset tax recoverable.

      Below is a table of the effects of the principal temporary differences, without including the items corresponding to foreign subsidiaries, on which deferred taxes were recognized:

	2005	2004

Deferred tax liability:
Inventories	$(1,333,234)	$(1,041,446)
Property, furniture, equipment and investment in stores		(40,890)
Prepaid expenses	(192,947)	(210,980)
Derivative financial instruments	(120,043)	(181,524)
Accumulated income		(309,998)
Other	(16,909)	(11,824)

	(1,663,133)	(1,796,662)

Deferred tax asset:
Tax loss carry-forwards	326,734	482,751
Property, furniture, equipment and investment in stores	200,832
Asset tax recoverable		19,122
Allowance for bad debts	178,137	90,364
Other	66,632	47,323

	772,335	639,560

Deferred tax liability, net	$(890,798)	$(1,157,102)

NOTE 15.	INFORMATION BY SEGMENTS
      Financial information regarding business segments operated by the Company as of December 31, 2005 and 2004 is presented below:

	2005

	Commercial	Financial
	Group	Group	International	Other	Consolidated

Income	$17,809,193	$10,808,809	$2,254,376		$30,872,378
Depreciation and amortization	(433,329)	(391,191)	(57,293)	$(472,602)	(1,354,415)
Operating profit	3,131,362	925,819	241,330	(472,602)	3,825,909
Total assets	16,707,295	32,420,426	1,530,432		50,658,153

	2004

	Commercial	Financial
	Group	Group	International	Other	Consolidated

Income	$17,994,431	$6,015,705	$1,786,773		$25,796,909
Depreciation and amortization	(304,941)	(252,262)	(43,932)	$(660,987)	(1,262,122)
Operating profit	3,269,479	320,857	75,669	(660,987)	3,005,018
Total assets	12,579,147	25,630,852	1,210,870		39,420,869
      The information by segment is presented in the same format used by Company management to evaluate each business. An operating segment is defined as a component of the Company dedicated to business activities from which it obtains income and incurs costs and expenses, with regard to which it prepares information to make decisions and that management periodically evaluates for assigning resources. Accounting policies for the segments are the same as described in the summary of significant accounting policies.

      Some assets and expenses, such as property, furniture and equipment and other assets, non-assignable corporate expenses, depreciation and amortization are distributed to the segments and have been included in the column Other. The Company evaluates the performance of the business based on the profit (loss) before these expenses.
      The Commercial segment includes principally the sale of an extensive variety of prestigious brands of consumer electronics, appliances and home furnishings in Mexico, as well as money transfer services from the United States to Mexico and within Mexico, sales of guarantees and photo finishing services and sale of photographic equipment.
      The Credit segment includes principally accrued and overdue interest charged by BAZ, as well as the expenses incurred to administer the credit granting operations, among which are considered the allowance for credit losses and interest to finance the portfolio. It also includes income, costs and expenses of operations generated by business units SAZ, AAZ and BAZ Panama.
      The International segment represents the commercial operations of the Company in four Latin American countries: Guatemala, Honduras, El Salvador and Peru.
      The Other segment includes corporate expenses as well as those assets not easily identifiable within an individual segment.

NOTE 16.	SUBSEQUENT EVENTS
      In 1996 Grupo Elektra and Western Union signed a 10 year agreement where Grupo Elektra, through its Elektra, Salinas y Rocha, Bodega de Remates and Banco Azteca branches would function as a paying agent for money transfers to Mexico. (See Note 2-s)
      The contract was renewed on January 11, 2006 for six years and one month, with financial conditions similar to the previous agreement. The contract also includes competitive advantages in handling trademarks and advertising.
      As part of the agreements, Grupo Elektra received financing of 140 million US dollars, payable in four variable annual installments beginning in January 2007. This would generate interest at an annual rate of 1.27%. Further, during the term of the contract it would receive US $50 million as partial compensation for rendering services.
      Additionally, the company would become the payer agent for Vigo Remittance Corp., a leading company in international money transfers in Mexico.
      With this, Grupo Elektra will increase even more the range of options available for electronic transfer users between the United States and Mexico.

NOTE 17.	CONTINGENCIES
      a. The financial statements used to compute the equity investment of Grupo Elektra in Comunicaciones Avanzadas, S. A. de C. V. (CASA) do not include any adjustment that might be necessary as a result of the lawsuits for civil fraud filed in a U.S. Federal Court in January 2005 by the Securities and Exchange Commission (SEC) and certain minority shareholders against Azteca Holdings, S. A. de C. V. (subsidiary of CASA), TV Azteca, S. A. de C. V. (subsidiary of Azteca Holdings, S. A. de C. V.) and its officers Ricardo B. Salinas Pliego, Pedro Padilla Longoria and Luis Echarte Fernández. These suits are based on possible violations of the law and certain stock market rules in the United States related to operations carried out between Nortel, Unefon and Codisco in 2003.
      Further, in 2005 Mexico’s National Banking and Securities Commission began an administrative proceeding against TV Azteca, S. A. de C. V. for possible violations of disclosure under the Mexico’s Stock Market Law with respect to the same operations.
      Because these lawsuits and the administrative proceeding are in process, and because Company management believes the SEC accusations are unfounded, it is not possible to determine the impact, if any, that they will have on the financial statements of TV Azteca, S. A. de C. V. or its principal officers or the Board of Directors.
      Because of this, the consolidated financial statements of Grupo Elektra, S. A. de C. V. do not include any adjustment that might be necessary as a result of the situations mentioned above.
      b. The Company and its subsidiaries are parties to various legal proceedings and lawsuits during the normal course of operations. Company management believes that none of these suits against the Company, individually or consolidated, will have a significant adverse effect on its business or financial position.
***********

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
MEXICO CITY AT MARCH 31, 2006

MEXICAN STOCK EXCHANGE
SIFIC/ ICS
STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
AUDITED
    Company Profile
     Grupo Elektra is Latin America’s leading speciality retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra,Salinas y Rocha, Bodega de Remates and Electricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru.
     Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,400 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.
     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.
     As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:
     Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
     We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
      EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
     We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes. We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.
     EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.
Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BREAKDOWN OF INVESTMENT IN SHARES
ANNEX 3
(Thousands of Mexican Pesos)

				Total Amount

		Number of	% of	Acquisition	Current
Name of the Company	Main Activities	Shares	Ownership	Cost	Value

	Audited
ASSOCIATED COMPANIES
1 COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.85	260,538	869,384
2 TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	56,244
3 OTRAS ASOCIADAS	TWENTY	—	—	100,866	132,237

TOTAL INVESTMENT IN ASSOCIATED COMPANIES				368,927	1,057,865

OTHER PERMANENT INVESTMENTS					—

TOTAL					1,057,865

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BANK DEBT BREAKDOWN
ANNEX 5
(Thousands of Mexican Pesos)

					Amortization of Credits in Foreign Currency with Foreign
			Denominated in Pesos		Institutions

	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Credit Type/Institution	Date	Rate	1 Year	1 Year	Year	1 Year	2 Years	3 Years	4 Years	5 Years

	Audited
UNSECURED DEBT
BANCO DE MEXICO, S.A.	5/30/2009	7.52		1,915,714

TOTAL			—	1,915,714	—	—	—	—	—	—

STOCK MARKET DEBT
STOCK MARKET CERTIFICATES	2/23/2006	10.58	400,000
STOCK MARKET CERTIFICATES	5/10/2006	10.78	600,000
STOCK MARKET CERTIFICATES	11/14/2006	10.60	140,000
NACIONAL FINANCIERA, S.N.C.	3/9/2012	11.77		2,600,000
ACCRUED INTEREST	1/26/2006	10.58	236
ACCRUED INTEREST	1/26/2006	10.78	359
ACCRUED INTEREST	1/16/2006	10.60	701
ACCRUED INTEREST	9/1/2006	11.77	7,609

TOTAL			1,148,905	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5

					Amortization of Credits in Foreign Currency with Foreign
			Denominated in Pesos		Institutions

		Interest		More than	Current	Until	Until	Until	Until	Until
Credit Type/ Institution	Date	Rate	Until 1 Year	1 Year	Year	1 Year	2 Years	3 Years	4 Years	5 Years

	Audited
SUPPLIERS
FACTORING			621,289
SONY DE MEXICO SA DE CV	12/30/2005		472,296
MABE SA DE CV	12/30/2005		443,915
WHIRLPOOL MEXICO S.A. DE C.V.	12/31/2005		294,604
LG ELECTRONICS MEXICO S.A. DE C.V.	12/30/2005		560,829
PANASONIC DE MEXICO S.A. DE C.V.	12/31/2005		170,953
SAMSUNG ELECTRONICS MEXICO S.A. DE	12/27/2005		309,527
DAEWOO ELECTRONICS CORPORATION DE MEXICO S.A DE C.V.	12/29/2005		175,418
MULTITRADE INTERNATIONAL S.A. DE C.	30/12/2005		102,062
NOKIA DE MEXICO SA DE CV	29/12/2005		176,057
BRIGHTSTAR DE MEXICO S.A. DE C.V.	30/12/2005		136,672
LONCIN GROUP IMPORT AND EXPORT CO L	31/12/2005		60,479
PHILIPS MEXICANA SA DE CV	31/12/2005		56,528
GRUPO KUCHEN MEISTER S.A. DE C.V.	28/12/2005		51,993
AVATAR TECHNOLOGY INC.	31/12/2005		43,594
HEWLETT PACKARD MEXICO S DE RL DE CV	30/12/2005		40,261
KOBLENZ ELECTRICA S.A DE C.V.	28/12/2005		34,755
UNIPLUS S.A. DE C.V.	12/31/2005		34,431
GTW DE MEXICO S. DE R.L. DE C.V.	21/12/2005		31,771
MAYTAG COMERCIAL S DE RL DE CV	28/12/2005		27,679
BICICLO S.A. DE C.V.	30/12/2005		24,859
SUNBEAM MEXICANA SA DE CV	29/12/2005		21,827

					Amortization of Credits in Foreign Currency with Foreign
			Denominated in Pesos		Institutions

		Interest		More than	Current	Until	Until	Until	Until	Until
Credit Type/ Institution	Date	Rate	Until 1 Year	1 Year	Year	1 Year	2 Years	3 Years	4 Years	5 Years

	Audited
BICICLETAS MERCURIO S.A. DE C.V.	28/12/2005		21,010
BRIDGESTONE FIRESTONE DE MEXICO SA DE CV	29/12/2005		18,573
APPLICA DE MEXICO S DE RL DE CV	28/12/2005		16,502
CALENTADORES CINSA S.A. DE C.V.	31/12/2005		15,754
SPRING AIR MEXICO SA DE CV	31/12/2005		13,651
INDUSTRIAS MICHELIN SA DE CV	22/12/2005		13,595
MATTEL DE MEXICO S.A. DE C.V.	29/12/2005		13,158
INDUSTRIAS MAN DE MEXICO SA DE CV	12/12/2005		12,924
DISTRIBUIDORA DE BICICLETAS BENOTTO S.A. DE C.V.	30/12/2005		12,482
G S E B MEXICANA SA DE CV	23/12/2005		11,956
PIONEER ELECTRONICS DE MEXICO SA DE CV	24/12/2005		11,678
MAGISTRONI S.A. DE C.V.	30/12/2005		11,116
INDUSTRIAS LENNOX DE MEXICO S.A. DE C.V.	30/12/2005		10,107
UNICOMER S.A. DE C.V.	28/12/2005		9,991
SHARP ELECTRONICS CORPORATION	29/12/2005		9,618
PETTERS CONSUMER BRANDS MEXICO S. DE R.L. DE C.V.	12/11/2005		8,816
LA PROVEEDORA DEL HOGAR SU CASA DE CONFIANZA SA DE CV	10/12/2005		8,700
DISTRIBUIDORA DE PRODUCTOS SINGER SA DE CV	22/12/2005		8,622
IMPORT EXPORT EUROPEAS S.A. DE C.V.	19/12/2005		8,532
IMPORTADORA ME DEMEXICO S.A. DE C.V	22/12/2005		8,188
COMESCO SA DE CV	09/12/2005		7,738
CIA. MUEBLERA SAN ROGELIO S.A. DE C.V.	31/12/2005		7,642
INDUSTRIAS DK SA DE CV	31/12/2005		6,668
FUJIFILM DE MEXICO S.A. DE C.V.	31/12/2005		6,350

					Amortization of Credits in Foreign Currency with Foreign
			Denominated in Pesos		Institutions

		Interest		More than	Current	Until	Until	Until	Until	Until
Credit Type/ Institution	Date	Rate	Until 1 Year	1 Year	Year	1 Year	2 Years	3 Years	4 Years	5 Years

	Audited
JVC DE MEXICO S.A. DE C.V.	23/12/2005		6,268
ENERTEC MEXICO S DE RL DE CV	30/12/2005		6,134
ROYAL CONSUMER INFORMATION PRODUCTS MEXICO S DE RL DE CV	30/12/2005		5,543
JANOME AMERICA INC	29/12/2005		5,507
GESTAR ELECTRODOMESTICOS SA DE CV	30/12/2005		5,349
TALIC DE MEXICO SA DE CV	12/12/2005		4,819
GRUPO CALOREX S. DE R.L. DE C.V.	22/12/2005		4,819
METAL MECANICA MACON S.A. DE C.V.	28/12/2005		4,623
PRODUCTOS INFANTILES SELECTOS SA DE CV	28/12/2005		4,142
BROTHER INTERNATIONAL DE MEXICO S.A DE C.V	26/12/2005		4,089
COMERCIALIZADORA THOMSON DE MEXICO SA DE CV	30/12/2005		4,073
GRUPO COMERCIAL GOMO S. A. DE C. V	19/12/2005		3,717
BICICLETAS VELOCI S.A. DE C.V.	28/12/2005		3,442
BLACK AND DECKER S.A. DE C.V.	29/12/2005		3,426
MUEBLES LOMA ALTA SA DE CV	28/12/2005		3,360
IUSA S.A. DE C.V.	23/12/2005		3,336
DISENOS GIBB S.A. DE C.V.	30/12/2005		2,834
GRUPO HB PS S.A. DE C.V.	19/12/2005		2,793
TERCIOPELERA NACIONAL SA DE CV	31/12/2005		2,784
INDUGAS SA DE CV	28/12/2005		2,676
MOBILKRAFT SA DE CV	30/12/2005		2,609
MUEBLES LADOGA S.A. DE C.V.	31/12/2005		2,357
MUEBLES TAPIZADOS MONACO SA DE CV	30/12/2005		2,343
CINEMA MULTIMEDIA S.A. DE C.V.	20/12/2005		2,253
BICICLETAS DE MEXICO S.A. DE C.V.	29/12/2005		2,149
LATINOAMERICA					292,936

TOTAL SUPPLIERS			4,260,611	—	292,936	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5

							Amortization of Credits in Foreign
				Denominated in Pesos			Currency with Foreign Institutions

	Amortization	Interest	Until	More than	Current	Until	Until	Until	Until	Until
Credit Type/ Institution	Date	Rate	1 Year	1 Year	Year	1 Year	2 Years	3 Years	4 Years	5 Years

						Audited
Other liabilities
Other			27,977,457		326,163
Other current liabilities and other credits			27,977,457	—	326,163	—	—	—	—	—
			33,386,973	4,515,714	619,099	—	—	—	—	—

Notes:
The exchange rates per USD used were:
Mexican pesos	10.61
Lempiras	19.03
Quetzales	7.62
Soles	8.31
Colones	8.75

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
MONETARY POSITION IN FOREIGN EXCHANGE
ANNEX 6
(Thousands of Mexican Pesos)

	U.S. Dollars		Other Currencies
					Total
	Thousands	Thousands	Thousands	Thousands	Thousands
Foreign Monetary Position	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	of Pesos

	Audited
TOTAL ASSETS	314,410	3,335,895	96,883	1,027,926	4,363,821
TOTAL LIABILITIES	7,654	81,210	50,697	537,889	619,099
SHORT-TERM LIABILITIES	7,654	81,210	50,697	537,889	619,099
LONG-TERM LIABILITIES	—	—	—	—	—

NET BALANCE	306,756	3,254,685	46,186	490,037	3,744,722

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.61
LEMPIRAS	19.03
QUETZALES	7.62
SOLES	3.31
COLONES	8.75

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
ANNEX 7
(Thousands of Mexican Pesos)

	Monetary	Monetary	Monetary	Monthly	Gain
Month	Assets	Liabilities	Position	Inflation	(Loss)

	Audited
JANUARY	5,127,578	7,434,039	2,306,460	0.00	82
FEBRUARY	5,163,416	7,458,549	2,295,132	0.33	7,647
MARCH	5,199,033	7,470,433	2,271,401	0.45	10,238
APRIL	5,133,013	9,596,668	4,463,655	0.36	15,897
MAY	6,297,562	8,091,560	1,793,998	(0.25)	(4,507)
JUNE	6,400,460	8,088,085	1,687,625	(0.10)	(1,620)
JULY	6,297,562	10,898,213	4,600,651	0.39	18,006
AUGUST	5,780,056	10,743,215	4,963,159	0.12	5,927
SEPTEMBER	5,980,045	10,945,326	4,965,281	0.40	19,900
OCTOBER	7,051,672	9,135,425	2,083,753	0.25	5,115
NOVEMBER	7,279,408	9,084,573	1,805,165	0.72	12,992
DECEMBER	7,301,003	9,234,215	1,933,212	0.61	11,874
RESTATEMENT			—		1,594
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					103,145

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET
ANNEX 8
AUDITED
FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES
NOT APPLICABLE
CURRENT SITUATION OF FINANCIAL LIMITATIONS
NOT APPLICABLE
BONDS AND/ OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

Plant or	Economic	Plant	Utilization
Center	Activity	Capacity	%

Audited
NOT APPLICABLE
NOTES:
      THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITY IS PERFORMED THROUGH ITS MORE THAN 1,000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
MAIN RAW MATERIALS
ANNEX 10

Cost of
	Main		Main		Production
Domestic	Suppliers	Imported	Suppliers	Domestic	(%)

Audited
NOT APPLICABLE
NOTES:
      THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

	Total Production		Net Sales			Main
Main					Market
Products	Volume	Amount	Volume	Amount	Share(%)	Trademarks	Costumers

				Audited
MARK-UP				7,836,432
VIDEO			2,422	3,845,952
INTEREST INCOME INVESTMENTS				2,561,859
TELEPHONES			1,156	1,837,004
AUDIO			1,043	1,789,596
WASHERS AND DRYERS			496	1,407,717
REFRIGERATORS			392	1,366,894
OTHER			—	1,347,938
STOVES AND GRILLS			531	995,218
COMPUTERS			243	716,219
MATTRESSES			500	680,917
LIVING ROOM FURNITURE			136	625,339
MONEY TRANSFERS			—	518,644
BEDS AND BUNK BEDS			258	503,318
AIR CONDITIONERS			350	407,243
MOTORCYCLES			44	394,928
DINING ROOM FURNITURE			171	382,902
SMALL APPLIANCES			1,329	354,054
BICYCLES			288	285,141
ENTERTAINMENT GAMES			238	260,150
EXTENDED WARRANTIES			—	243,936
SEWING MACHINES			82	121,687
DINING SETS			42	98,748
TABLES			59	95,674
PHOTO DEVELOPING			820	51,202
KITCHENS			15	46,609
FOOD			47	41,480
BEDROOM FURNITURE			6	30,131
BOOKCASES			13	20,249
TYPEWRITING MACHINES			14	12,227
CUPBOARDS			25	7,495
CARS			10	6,316
TOOLS			3	5,718
TRANSPORTATION			1	3,348
BOX SPRING			3	2,229
CHAIRS			2	2,095
BIPERS			42	1,203
SHOES			—	1,004
VACUUM CLEANERS			—	395
WARDROBES			—	252
BUSINESS			—	40

TOTAL				28,909,503

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

	Total Production		Net Sales			Main
Main
Products	Volume	Amount	Volume	Amount	Destination	Trademarks	Costumers

				Audited
SALES				2,222,573	LATIN AMERICA
MONEY TRANSFERS				9,787	UNITED STATES
PENALTY INTEREST				645,920	LATIN AMERICA
EXTENDED WARRANTIES				22,017	LATIN AMERICA

TOTAL				2,900,297

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
ANALYSIS OF CAPITAL STOCK
FEATURES OF THE COMMON SHARES
AUDITED

			Number of Shares				Capital Stock
							(Thousands of Pesos)
	Face	Current		Variable
Series	Value	Coupon	Fixed Portion	Portion	Mexican	Free Subscription	Fixed	Variable

ONLY	2.30500	—	236,302,368		78,222,947	158,079,421	544,630

TOTAL			236,302,368	—	78,222,947	158,079,421	544,630	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING:
      236,302,368
SHARES PROPORTION BY:
      CPOSs:
      UNITS:
      ADRs:
      GDRs:
      ADSs:
      GDSs:
REPURCHASED OWN SHARES

	Number of	Average Cost of	Market Price
Series	Shares	Repurchase	at End of Quarter

ONLY	9,237,400	83.08000	94.00000

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
PROJECTS INFORMATION
ANNEX 13
AUDITED
NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC/ ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL
STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14
AUDITED
NOT APPLICABLE